Exhibit 99.1

Cardiome To Hold Second Quarter 2017 Financial Results Conference Call On August 8

NASDAQ: CRME TSX: COM

VANCOUVER, Aug. 1, 2017 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it will report financial results for the second quarter ended June 30, 2017 on Tuesday, August 8, 2017. Cardiome will hold a conference call and webcast at 4:30 p.m. Eastern (1:30 p.m. Pacific) on that day to discuss the results.

To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 72064400. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1467066/DC894F8190C6D4AEF9EB1B450D4BF071

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 8, 2017. Please dial 416-764-8677 or 888-390-0541 and enter code 064400 # to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT®(tirofiban hydrochloride) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO®(esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern countries and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2017/01/c7682.html

%CIK: 0001036141

For further information: Justin Renz, Cardiome Investor Relations, (604) 677-6905 ext. 128 or Toll Free: 1-800-330-9928, Email: jrenz@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 01-AUG-17